Innovation Beverage Group Limited

29 Anvil Road

 Seven Hills, NSW 2147

 Australia

September 13, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd

Amendment No. 2 to the Registration Statement on Form F-1

Submitted September 13, 2022

File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 7, 2022. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter received on September 12, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit Index, page II-5

1.	To the extent that you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of your exhibits have been omitted. Additionally, please clearly indicate where the information is omitted in Exhibit 4.5. If you are not relying on Item 601(b)(10)(iv) of Regulation S-K for Exhibit 4.5, refile the exhibit without the statement on the first page stating that certain information has been redacted.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the structure of the offering will no longer include warrants and, therefore, Exhibit 4.4 Specimen Certificate for Warrant and Exhibit 4.5 Form of Warrant Agent Agreement have been removed from the Exhibit Index.

Signatures, page II-6

2.	The registration statement must be signed by your principal financial officer and principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. Refer to instructions 1 and 2 of Form F-1 and revise.

Response: The Company acknowledges the Staff’s comment and has incorporated into the signature block that the Chief Financial Officer is signing in his capacity as the “Principal Financial Officer and Controller”.

General

3.	We note that the form of warrant included in Exhibit 4.5 provides that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant shall be commenced exclusively in the state and federal courts sitting in the city of New York, and that the company irrevocably submits to such exclusive jurisdiction. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully notes that Exhibit 4.5 has been removed from the Exhibit Index as explained in response to Comment No. 1 herein.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio